

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4561

January 27, 2010

Mark V. Hurd, Chairman, CEO and President
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304

      Re: Hewlett-Packard Company
               Preliminary Proxy Statement on Schedule 14A
               Filed January 12, 2010
               File No. 001-04423

Dear Mr. Hurd:

      We have completed our review of the above-referenced filing and your response letter filed January 22, 2009, and we have no further comments at this time on the specific issues raised.

                                     Sincerely,

                                     Katherine Wray
                                     Attorney-Advisor

cc: <u>Via Facsimile: (650) 857-4837</u>
       David Ritenour
       Corporate Counsel
       Telephone: (650) 857-3059